UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

SIMON PROPERTY GROUP, INC.

(Name of Issuer)

Common Stock Par Value $.0001 per Share

(Title of Class of Securities)

828806109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 828806109		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Melvin Simon & Associates, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,634,169 shares (See Item 4)

	6	Shared Voting Power 889,747 shares

	7	Sole Dispositive Power 11,634,169 shares (See Item 4)

	8	Shared Dispositive Power 889,747 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,523,916 shares (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row (9) 3.8%

12	Type of Reporting Person CO

CUSIP No. 828806109		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Herbert Simon

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,615,001 shares (See Item 4)

	6	Shared Voting Power 898,120 shares (See Item 4)

	7	Sole Dispositive Power 5,615,001 shares (See Item 4)

	8	Shared Dispositive Power 898,120 shares (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,513,121 shares (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row (9) 2.0%

12	Type of Reporting Person IN

CUSIP No. 828806109		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person David Simon

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,644,176 shares (See Item 4)

	6	Shared Voting Power 959,344 shares (See Item 4)

	7	Sole Dispositive Power 3,725,909 shares (See Item 4)

	8	Shared Dispositive Power 7,877,611 shares (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,603,520 shares (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row (9) 3.5%

12	Type of Reporting Person IN

CUSIP No. 828806109		SCHEDULE 13G

1

Name of Reporting Person or
I.R.S. Identification No. of Above Person

Voting Trust formed pursuant to a Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation and Melvin Simon, Herbert Simon and David Simon

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0- shares

	6	Shared Voting Power 889,747 shares (See Item 4)

	7	Sole Dispositive Power -0- shares

	8	Shared Dispositive Power 889,747 shares (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 889,747 shares (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row (9) 0.28%

12	Type of Reporting Person OO

CUSIP No. 828806109		SCHEDULE 13G

1

Name of Reporting Person or
I.R.S. Identification No. of Above Person

Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0- shares

	6	Shared Voting Power 8,373 shares (See Item 4)

	7	Sole Dispositive Power -0- shares

	8	Shared Dispositive Power 8,373 shares (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373 shares (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row (9) Less than 0.01%

12	Type of Reporting Person OO

CUSIP No. 828806109	SCHEDULE 13G

Item 1.
	(a).	Name of Issuer: Simon Property Group, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 225 West Washington Street Indianapolis, IN 46204

Item 2.
(a).

Name of Person Filing:

(i)       Melvin Simon & Associates, Inc. (hereinafter, “MSA”)

(ii)       Herbert Simon

(iii)       David Simon

(iv)       Voting Trust formed pursuant to Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation, and Melvin Simon, Herbert Simon and David Simon (hereinafter, “Amended and Restated Voting Trust”)

(v)       Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon (hereinafter “Class B Voting Trust”)

(b).

Address or Principal Business Office or, if none, Residence:
The address for each of MSA, Herbert Simon, David Simon, the Amended and Restated Voting Trust and the Class B Voting Trust is:

225 West Washington Street

Indianapolis, Indiana 46204

(c).

Citizenship:

(i)       Melvin Simon & Associates, Inc. — Indiana

(ii)       Herbert Simon — United States

(iii)       David Simon — United States

(iv)       Amended and Restated Voting Trust — Delaware

(v)       Class B Voting Trust — Delaware

	(d).	Title of Class of Securities: Common Stock, $.0001 par value per share
	(e).	CUSIP No.: 828806109

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.
Not applicable

CUSIP No. 828806109	SCHEDULE 13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2023.
I.	MSA
(a) Amount beneficially owned:* 12,523,916 shares (1)
(b) Percent of class:** 3.8%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 11,634,169 shares
	(ii)	Shared power to vote or to direct the vote: 889,747 shares
	(iii)	Sole power to dispose or to direct the disposition of: 11,634,169 shares
	(iv)	Shared power to dispose or to direct the disposition of: 889,747 shares

*       Amounts disclosed for each reporting person include, as appropriate: (1) shares of Common Stock, par value $0.0001 per share (“Common”) of Simon Property Group, Inc. (the “Company”); (2) shares of Class B Common Stock, par value $0.0001 per share (“Class B Common”) of the Company (shares of Class B Common may convert into Common on a share-for-share basis); (3) units of partnership interest (“Units”) of Simon Property Group, L.P. (the “Operating Partnership”) (Units held by limited partners are exchangeable for shares of Common on a one-to-one basis or cash, as determined by the Company); and (4) certain awards granted pursuant to the (i) Simon Property Group, L.P. 1998 Stock Incentive Plan, and (ii) Simon Property Group, L.P. 2019 Stock Incentive Plan, each, as amended (collectively, the “Stock Plan”) consisting of restricted stock awards and long-term incentive plan units (“LTIP Units”) (LTIP units which have satisfied all applicable performance and/or time-based vesting requirements can be converted into Units and then exchanged for shares of Common on a one-to-one basis or cash, as determined by the Company).

**       All calculations of percentage ownership herein are based upon an aggregate of 320,912,522 shares of Common and 8,000 shares of Class B Common outstanding as of December 31, 2023, as reported by Simon Property Group, Inc. on Form 8-K furnished to the Securities and Exchange Commission (the “SEC”) on February 5, 2024.  In addition, all calculations of percentage ownership herein assume that all Units and fully-vested LTIP Units held by the applicable reporting person are exchanged for shares of Common, but do not give effect to the exchange of Units or fully-vested LTIP Units by other reporting persons.

(1)       MSA is owned directly or indirectly through one or more entities by Herbert Simon (30.94%), David Simon (3.04%) and certain other shareholders.  Includes 11,634,169 shares of Common issuable upon exchange of Units owned directly by MSA and indirectly owned through an entity that MSA controls, as well as 889,747 shares of Common currently outstanding that are subject to the Amended and Restated Voting Trust, of which Herbert Simon and David Simon are the voting trustees.  The ownership percentage is based on the number of shares of Common outstanding as of December 31, 2022, plus 11,634,169 shares of Common into which the Units, beneficially owned by MSA, may be converted.

CUSIP No. 828806109	SCHEDULE 13G

II.	HERBERT SIMON
	(a)	Amount beneficially owned:* 6,513,121 shares (2)
	(b)	Percent of class:** 2.0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 5,615,001 shares
		(ii)	Shared power to vote or to direct the vote: 898,120 shares
		(iii)	Sole power to dispose or to direct the disposition of: 5,615,001 shares
		(iv)	Shared power to dispose or to direct the disposition of: 898,120 shares

(2)       Includes 190,925 shares of Common currently outstanding and 5,424,076 shares of Common issuable upon exchange of Units owned indirectly through trusts or other entities controlled by Herbert Simon, including 102 Units (which represents Herbert Simon’s proportionate share of 204 Units owned by an entity that is owned by Herbert Simon and a third party). Also includes 889,747 shares of Common subject to the Amended and Restated Voting Trust of which Herbert Simon is one of two voting trustees.  Also includes 8,000 shares of Class B Common and 373 shares of Common subject to the Class B Voting Trust of which Herbert Simon is one of two voting trustees.  Does not include shares of Common and shares issuable upon exchange of Units owned by MSA, which is 30.94% owned by trusts controlled by Herbert Simon, which are reported separately.  The ownership percentage is based on the number of shares of Common outstanding as of December 31, 2023, plus 5,432,076 shares of Common into which the Units and Class B Common, beneficially owned by Herbert Simon, may be converted.

CUSIP No. 828806109	SCHEDULE 13G

III.	DAVID SIMON
	(a)	Amount beneficially owned:* 11,603,520 shares (3)
	(b)	Percent of class:** 3.5%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 10,644,176 shares
		(ii)	Shared power to vote or to direct the vote: 959,344 shares
		(iii)	Sole power to dispose or to direct the disposition of: 3,725,909 shares
		(iv)	Shared power to dispose or to direct the disposition of: 7,877,611 shares

(3)       Includes 10,196 shares of Common issuable upon the vesting of restricted stock units within 60 days. Also reflects 804,088 Units that are owned by David Simon and 1,883,640 vested LTIP Units owned by David Simon that were received under the Stock Plan.  Also reflects 6,918,267 Units directly held by SFG Company LLC over which David Simon has sole voting power and shared dispositive power.  Also reflects (i) 8,000 shares of Class B Common (which are convertible on a one-for-one basis into shares of Common) and 373 shares of Common, which are subject to the Class B Voting Trust of which David Simon is one of two voting trustees and (ii) 889,747 shares of Common, which are subject to the Amended and Restated Voting Trust of which David Simon is one of two voting trustees.  The ownership percentage is based on the number of shares of Common outstanding as of December 31, 2023, plus 9,655,958 shares of Common issuable upon the vesting of restricted stock units within 60 days and shares into which the Units, LTIP Units, and Class B Common beneficially owned by Mr. Simon may be converted.  Does not include any shares of Common issuable pursuant to awards under the Stock Plan that are unearned and/or will not vest within 60 days.  Does not include 760,922 Units held by a trust which David Simon does not control but is a beneficiary.  Does not include shares of Common and shares issuable upon exchange of Units owned by MSA, which is 3.04% owned by David Simon individually or by trusts owned or controlled by David Simon, which are reported separately.

CUSIP No. 828806109	SCHEDULE 13G

IV.	AMENDED AND RESTATED VOTING TRUST
	(a)	Amount beneficially owned:* 889,747 shares
	(b)	Percent of class:** 0.28%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: -0- shares
		(ii)	Shared power to vote or to direct the vote: 889,747 shares
		(iii)	Sole power to dispose or to direct the disposition of: -0- shares
		(iv)	Shared power to dispose or to direct the disposition of: 889,747 shares

V.	CLASS B VOTING TRUST
	(a)	Amount beneficially owned:* 8,373 shares (4)
	(b)	Percent of class:** Less than 0.01%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: -0- shares
		(ii)	Shared power to vote or to direct the vote: 8,373 shares
		(iii)	Sole power to dispose or to direct the disposition of: -0- shares
		(iv)	Shared power to dispose or to direct the disposition of: 8,373 shares

(4)       Consists of 8,000 shares of Class B Common and 373 shares of Common.  The ownership percentage is based on the number of shares of Common outstanding as of December 31, 2023, plus 8,000 shares of Common into which the Class B Common, beneficially owned by the Class B Voting Trust, may be converted.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
The members of the group are MSA, Herbert Simon, David Simon, Amended and Restated Voting Trust, and Class B Voting Trust.

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

CUSIP No. 828806109	SCHEDULE 13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Herbert Simon
Herbert Simon, Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee

CUSIP No. 828806109	SCHEDULE 13G

Exhibit A

JOINT FILING AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment No. 15 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Simon Property Group, Inc. at December 31, 2023.

Date: February 13, 2024	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Herbert Simon
Herbert Simon, Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee